UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Imprivata, Inc.

(Name of Issuer)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

45323j103

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45323j103	13G	Page 2 of 13

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) General Catalyst Group II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 4,465,078 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 4,465,078 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,465,078 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.79%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 45323j103	13G	Page 3 of 13

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GC Entrepreneurs Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 4,465,078 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 4,465,078 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,465,078 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.79%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 45323j103	13G	Page 4 of 13

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) General Catalyst Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 4,465,078 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 4,465,078 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,465,078 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.79%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 45323j103	13G	Page 5 of 13

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) General Catalyst GP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 4,465,078 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 4,465,078 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,465,078 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.79%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 45323j103	13G	Page 6 of 13

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Joel E. Cutler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 4,465,078 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 4,465,078 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,465,078 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.79%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 45323j103	13G	Page 7 of 13

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David P. Fialkow
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 4,465,078 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 4,465,078 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,465,078 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.79%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 45323j103	13G	Page 8 of 13

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David J. Orfao
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 4,465,078 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 4,465,078 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,465,078 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.79%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 45323j103	13G	Page 9 of 13

Item 1(a).	Name of Issuer:

Imprivata, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

10 Maguire Road, Lexington, MA 02421.

Item 2(a).	Names of Persons Filing:

This joint statement on Schedule 13G is being filed by General Catalyst Group II, L.P., a Delaware limited partnership (“GC II”), GC Entrepreneurs Fund II, L.P., a Delaware limited partnership (“E Fund II”), General Catalyst Partners II, L.P., a Delaware limited partnership (“GC II GPLP”), General Catalyst GP II, LLC, a Delaware limited liability company (“GC II GPLLC”) and the Managers (as defined below), who are collectively referred to herein as the “Reporting Persons.” GC II GPLP is the sole general partner of GC II and E Fund II. GC II GPLLC is the sole general partner of GC II GPLP. Joel E. Cutler, David P. Fialkow and David J. Orfao (collectively, the “Managers”) are Managing Directors of GC II GPLLC. The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13G as Exhibit 1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of all Reporting Persons is 20 University Road, 4th Floor, Cambridge, MA 02138.

Item 2(c).	Citizenship:

Each of GC II, E Fund II and GC II GPLP is a limited partnership organized under the laws of the State of Delaware. GC II GPLLC is a limited liability company organized under the laws of the State of Delaware. Each of the Managers is a U.S. citizen.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.00001 par value per share (“Common Shares”).

Item 2(e).	CUSIP Number:

45323j103.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. 45323j103	13G	Page 10 of 13

Item 4.	Ownership.

(a)	Amount Beneficially Owned: GC II is the record owner of 4,304,957 Common Shares and E Fund II is the record owner of 160,121 Common Shares (the “Record Shares”). GC II and E Fund II have generally agreed to sell securities at the same time and each may be deemed to own beneficially the Record Shares held by the other. As the sole general partner of GC II and E Fund II, GC II GPLP may be deemed to own beneficially the Record Shares. As the sole general partner of GC II GPLP, GC II GPLLC may also be deemed to own beneficially the Record Shares. Each Manager is a Managing Director of GC II GPLLC and may also be deemed to own beneficially the Record Shares.

(b)	Percent of Class: See Line 11 of cover sheets. The percentages set forth on the cover sheets for each Reporting Person are calculated based on 23,765,728 shares of Common Stock reported to be outstanding by the Issuer as of November 3, 2014 on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2014.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See Line 5 of cover sheets.

(ii)	shared power to vote or to direct the vote: See Line 6 of cover sheets.

(iii)	sole power to dispose or to direct the disposition of: See Line 7 of cover sheets.

(iv)	shared power to dispose or to direct the disposition of: See Line 8 of cover sheets.

Each Reporting Person disclaims beneficial ownership of such Common Shares except for the shares, if any, such Reporting Person holds of record.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 2 for Members of the Group.

Item 9.	Notice of Dissolution of Group.

Not applicable.

CUSIP No. 45323j103	13G	Page 11 of 13

Item 10.	Certification.

Not applicable. This statement on Schedule 13G is not filed pursuant to §240.13d-1(b) or §240.13d-1(c).

Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding joint filing of Schedule 13G.

Exhibit 2 – Members of the Group.

Exhibit 3 – Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

CUSIP No. 45323j103	13G	Page 12 of 13

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 12, 2015

GENERAL CATALYST GROUP II, L.P.

By:	GENERAL CATALYST PARTNERS II, L.P.
its General Partner

	By:	GENERAL CATALYST GP II, LLC
its General Partner

By: *
William J. Fitzgerald
Member, COO and CFO

GC ENTREPRENEURS FUND II, L.P.

By:	GENERAL CATALYST PARTNERS II, L.P.
its General Partner

	By:	GENERAL CATALYST GP II, LLC
its General Partner

By: *
William J. Fitzgerald
Member, COO and CFO

GENERAL CATALYST PARTNERS II, L.P.

By:	GENERAL CATALYST GP II, LLC
its General Partner

By: *
William J. Fitzgerald
Member, COO and CFO

CUSIP No. 45323j103	13G	Page 13 of 13

GENERAL CATALYST GP II, LLC

By:	*
William J. Fitzgerald
Member, COO and CFO

By:	*
Joel E. Cutler

By:	*
David P. Fialkow

By:	*
David J. Orfao

*By:	/s/ Christopher McCain
Christopher McCain
As attorney-in-fact

This Schedule 13G was executed by Christopher McCain on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 3.